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RICHARD HOROWITZ

richard.horowitz@dechert.com
+1 212 698 3525 Direct
+1 212 698 0452 Fax

July 31, 2014

John Grzeskiewicz

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:                             Altegris KKR Private Equity Master Fund
SEC File Numbers: 333-195620; 811-22963

Altegris KKR Private Equity Fund
SEC File Numbers: 333-195860; 811-22964

Dear Mr. Grzeskiewicz:

We are writing in response to your comments dated May 30, 2014 with respect to the registration statements on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), filed on May 1, 2014 on behalf of Altegris KKR Private Equity Master Fund (the “Master Fund”), and on May 9, 2014 on behalf of Altegris KKR Private Equity Fund (the “Feeder Fund,” and together with the Master Fund, the “Funds”), both closed-end management investment companies. The Funds have considered your comments and have authorized us to make the responses and changes discussed below to the registration statement on their behalf.

On behalf of the Funds, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Prospectus of the Master Fund

Comment 1.                            Cover Page - Please include a statement in bold on the outside cover page that investing in the Master Fund may be speculative and involves a high degree of risk with a cross-reference to the discussion of those risk factors in the prospectus.  See Item 1.1.j of Form N-2.

Response 1.                         The disclosure has been revised accordingly.

Summary of Terms

Comment 2.                            “Terms” can either mean “definitions of terms” or “terms of the offering”. Please consider changing the heading to something less ambiguous, such as “Prospectus Summary” or “Summary of the Offering”.

Response 2.                         The disclosure has been revised accordingly.

Investment Program, Pages 1-5

Comment 3.                            In the last paragraph on page 1, delete “broad” before “exposure” since the Fund will be focused on KKR-related private equity investments.

Response 3.                         The disclosure has been revised accordingly.

Comment 4.                            The last sentence in the first full paragraph on page 2 states: “KKR invests its own capital alongside its partners’ capital” is confusing. Since KKR is itself a limited partnership what capital would it have independently of its partners? Does “its partners” refer to persons other than KKR’s own partners? Please clarify the disclosure.

Response 4.                         The disclosure has been revised to state “KKR invests its own proprietary capital alongside the capital of its fund investors and brings opportunities to others through its capital markets business.”

Comment 5.                            The disclosure asserts that “KKR is not a sponsor, promoter, adviser or affiliate of the Fund”. In your response letter, please provide your justification for KKR not occupying any of these roles.

Response 5.                         Section 2(a)(3) of the 1940 Act defines “promoter” as a person who, acting alone or in concert with other persons, is initiating or directing, or has within one year initiated or directed, the origination of the fund. The promoter of the Funds is Altegris Advisors, L.L.C. (“Altegris”), which will serve as the investment adviser to the Master Fund. An affiliate of Altegris will serve as the Funds’ distributor. Altegris has organized the Funds. Altegris is selecting the board of trustees (the “Board”) of the Funds and is coordinating all aspects of the organizational Board meeting for the Funds. One or more Altegris employees will likely serve as interested trustees on the Board. Kohlberg Kravis Roberts & Co. L.P. or an affiliate (“KKR”) has had no role in the organization of the Funds. KKR will have no role in selecting the Board and will not participate in the organizational Board meeting for the Funds. While KKR will provide certain information to Altegris and StepStone Group LP (“StepStone,” and together with Altegris, the “Advisers”) about the portfolios of the KKR Investment Funds and will enter into a license agreement with the Funds to permit the Funds to use the “KKR” name, KKR will not receive any fees from the Funds. Thus, for these reasons, we do not believe that KKR is a sponsor, promoter, adviser or affiliate of the Funds.

Comment 6.                            On page 3 in the second sentence of the third full paragraph, explain what is meant by “control investments”.

Response 6.                         The disclosure has been revised to state “Investment Funds that focus on established, cash flow positive companies are usually classified as buyouts. Buyout Investment Funds look to acquire a controlling equity interest in small-, mid- or large-capitalization companies, and such investments collectively represent a substantial majority of the capital deployed in the overall private equity market.”

Comment 7.                            In the same paragraph, include a statement that the transactions described therein were formerly referred to as “leveraged buyouts”. Please try to render this paragraph into plain English.

Response 7.                         The disclosure has been revised accordingly.

Comment 8.                            Please describe the credit quality criteria for the debt instruments used in “special situations investments” and, if below investment grade, include the term “junk bonds” in the description.

Response 8.                         The disclosure has been revised accordingly.

Comment 9.                            Clarify and render into plain English the following sentence: “Special situations investments may include debt investments that provide a middle level of financing below the senior debt level and above the equity level.” This sentence also implies that the “level” of senior debt is always higher than that of equities. Is this verifiably true?

Response 9.                         The disclosure has been revised to state “Investment Funds that focus on special situations investments typically make mezzanine or other debt investments that provide a middle level of financing below the senior debt level of the capital structure and above the equity level.” The repayment of mezzanine debt and other debt instruments used for middle level financing is subordinated to the repayment of senior debt, but ranks above any repayments to equity holders.

Comment 10.                     “Co-Investment Opportunities” are defined as “acquiring an interest in an operating company alongside an investment by a private equity fund”. Please make it clear whether the Master Fund will be directly “acquiring an interest” or will be involved in Co-Investment Opportunities only indirectly through its investments in private equity funds. Also, please explain why such transactions do not fall within the purview of Rule 17d-1 under the 1940 Act.

Response 10.                  The Master Fund, as part of its investment strategies, may invest directly in portfolio companies, along with the KKR Investment Funds and other limited partners/members of KKR Investment Funds. While these investment opportunities may be originated by KKR, they do not raise joint transactions issues under Section 17 of the 1940 Act and Rule 17d-1 thereunder because Altegris and StepStone, the adviser and sub-adviser, respectively, of the Master Fund, will be making all investment decisions in respect of these opportunities on behalf of the Master Fund, and Altegris and StepStone are not affiliates of KKR. In the Mass Mutual Life Insurance Company no-action letter (pub. avail. June 7, 2000), the Staff stated that “the concerns of overreaching that Section 17(d) and Rule 17d-1 were designed to address are not raised, however, if an affiliated person that effects, or participates in, an aggregated transaction in which the investment company participates does not have both a material pecuniary incentive and the ability to cause the investment company to participate in the transaction.” With respect to the Master Fund’s co-investments with KKR Investment Funds, Altegris and StepStone would have the ability to cause the Master Fund to participate in the transaction, but would not have a material pecuniary incentive in the transaction.

Purchase of Shares, Pages 20-21

Comment 11.                     The risk that shares of the Master Fund might be sold to individuals, for whom such a complex, speculative, and high risk investment may deemed to be unsuitable, should be minimized as much as possible. Similar funds doing public and private offerings require a much higher minimum initial investment than $10,000. Please also consider raising the bar for investor eligibility from the “accredited investor” standard under Rule 501(a) of Regulation D to, say, the “qualified purchaser” standard of Section 2(a)(51) of the 1940 Act.

Response 11.                  We acknowledge the comment. We agree that the Funds should be purchased by accredited investors where a determination has been made regarding suitability. In this regard, we would note that the Master Fund will be offered through registered investment advisor channels, while the Feeder Fund will be offered through broker/dealer channels. Thus, each of these intermediaries has an obligation to determine that the Funds are suitable for its accredited investor clients. For these reasons, we believe the accredited investor standard is the appropriate investor eligibility standard. We note that many similar closed-end funds of hedge funds and private equity funds have been offered to “accredited investors.”

Summary of Fees and Expenses, Pages 26-27

Comment 12.                     The first footnote states “The Investment Funds in which the Fund intends to invest generally charge a management fee of [1.00] % — [1.75] % and approximately [20] % of net profits as a carried interest allocation, subject to a preferred return and a claw back.” Please add this discussion to the “Fees and

Expenses” section on page 18-19 and explain “carried interest”, “preferred return” and “claw back”.

Response 12.                  The disclosure has been simplified to state “The Investment Funds in which the Fund intends to invest generally charge a management fee of [1.00]%-[1.75]% and approximately [20]% of net profits as a performance based fee/allocation.”

Structure, Page 28

Comment 13.                     Both paragraphs of this section begin with statements as to the comparability and similarity of the Master Fund to private investment funds not registered under the 1940. Please explain why these statements are appropriate. The Master Fund, as a closed-end investment company registered under the 1940 Act, is subject to an entirely different regulatory environment that imposes more transparency and scrutiny than is required for unregistered private investment funds.

Response 13.                  The disclosure has been revised by deleting the first sentence in the first paragraph and deleting the second paragraph in its entirety.

Leverage, Page 36

Comment 14.                     Please inform the staff in your response to these comments whether the Fund has obtained a credit facility and, if so, identify the provider of the credit facility.

Response 14.                  We hereby confirm that the Fund has not obtained a credit facility but may do so in the future.

Investment Related Risks, Pages 37-45

Comment 15.                     Page 43 of this section discloses that the Master Fund intends to hold its interests in the investment funds in non-voting form. Please disclose why the Master Fund intends to hold these interests in non-voting form and whether the Master Fund’s Board of Trustees has approved this policy.

Response 15.                  The Master Fund intends to hold its interests in the Investment Funds in non-voting form or limit its voting rights up to 4.99% in order to avoid being an affiliate (as defined in Section 2(a)(3) of the 1940 Act) of the Investment Funds. Holding its interests in non-voting form or limiting its voting rights up to 4.99% permits the Master Fund to acquire Investment Fund interests in excess of 5%, which the Advisers believe outweighs the costs associated with not voting or voting in a limited manner on issues at the Investment Fund level in that the Advisers believe that there will be few, if any, issues Investment Fund limited partners/members will be asked to vote on. The Master Fund Board will be informed of the Advisers’ determination to acquire non-voting interests or voting rights up to 4.99% at the upcoming organizational Board meeting and will be asked to approve the form of voting waiver agreement between the Master Fund and an Investment Fund.

Comment 16.                     Please amplify the risk disclosure by discussing the deficiencies that have been recently attributed to the private equity industry such as misallocation of fees and expense, charging improper fees by advisers, questions as to the accuracy of financial statements, weak internal controls, and the possibility of regulatory enforcement actions and litigation. Also, disclose any pending legal or regulatory proceedings that may materially affect KKR’s ability to conduct its business.

Response 16.                  The disclosure has been revised accordingly.

Management of the Fund, Page 51

Comment 17.                     Please explain the nature of the “investment advisory services” provided by the Sub-Adviser. Do these include selection and purchase and sale of Fund investments?

Response 17.                  The Sub-Adviser will provide non-discretionary investment advisory services, and will advise the Adviser with respect to the selection and purchase and sale of Fund investments.

Calculation of Net Asset Value, Page 54

Comment 18.                     This section describes the valuation procedures that the Fund’s Board of Trustees has approved. Please provide the staff with a copy of the valuation procedures adopted by the Trustees to discharge their responsibilities under Section 2(a)(41) of the 1940 Act.

Response 18.                  We will provide a copy of the valuation procedures in connection with a subsequent filing or under a separate cover once they have been approved by the Board at the Fund’s organizational meeting.

Transfers of Shares, Page 65

Comment 19.                     Discussion of the proposed NASDAQ Private Market’s Trading Platform may be premature at this time and may mislead investors as to the liquidity and transferability of the Fund’s shares.

Response 19.                  The disclosure currently states that the Fund’s Shares may be available for secondary purchases and sales and we have added certain additional disclosure regarding the mechanics of the process. The Funds continue to have discussions with NASDAQ Private Market and will provide a more detailed description of the secondary market in a subsequent pre-effective amendment.

Statement of Additional Information (“SAI”)

Fundamental Policies, Page 1

Comment 20.                     With respect to the non-concentration policy, add disclosure indicating that the Master Fund and its Adviser will consider the industry concentration of the Investment Funds when determining compliance with its own non-concentration policy.

Response 20.                  The disclosure has been revised to add the following statement, “With respect to the Fund’s policy not to invest 25% or more of the value of its total assets in the securities, other than U.S. Government securities, of issuers engaged in any single industry, in determining whether the Fund is concentrated in an industry or group of industries, the Advisers will take into account, to the extent practicable, the Investment Funds focus on particular industries.”

Trustees and Officers, Pages 5-6

Comment 21.                     The disclosure about the Trustees and Officers of the Fund must be furnished by a pre-effective amendment.

Response 21.                  The disclosure will be provided in a subsequent pre-effective amendment.

Prospectus and SAI of the Feeder Fund

Comment 22.                     Any comment made with respect to the Master Fund, should be considered applicable to similar disclosure found in the Feeder Fund’s registration statement.

Response 22.                  We hereby confirm that all corresponding revisions have been made to the Feeder Fund’s registration statement.

General Comments

Comment 23.                     Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response 23.                  The disclosure has been revised accordingly.

Comment 24.                     We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response 24.                  We acknowledge the comment.

Comment 25.                     Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response 25.                  We expect to submit an exemptive application to permit the Master Fund to co-invest with StepStone-advised private funds in the same Investment Funds in circumstances where terms of such co-investments other than price would be negotiated by StepStone. We do not believe that any delay in receiving such exemptive relief would adversely affect the Master Fund’s ability to pursue its investment strategies or achieve its investment objective.

Comment 26.                     Please review and revise the prospectus where necessary so as to conform to the Commission’s plain English requirements of Rule 421 under Regulation C under the 1933 Act. See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

Response 26.                  We acknowledge the comment.

Comment 27.                     If the Fund intends to rely on Rule 430A under the 1933 Act to omit certain information from the prospectus included with the final pre-effective amendment, please identify the omitted information to us supplementally, preferably before filing the Fund’s final pre-effective amendment.

Response 27.                  We acknowledge the comment.

Comment 28.                     All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Response 28.                  We acknowledge the comment.

*     *     *

We would like to note that we have added an appendix to the Prospectus of each Fund that presents past performance of KKR Investment Funds that pursue private equity strategies, which has been derived from public filings made by KKR with the SEC as of December 31, 2013.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525. Thank you.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz